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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                MEDAMICUS, INC.
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                                (Name of Issuer)

                                 COMMON STOCK
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                         (Title of Class of Securities)

                                    584027106
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                   MAY 14, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages
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CUSIP No.
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     (1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
              Above Persons

              Okabena Partnership K
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     (2)      Check the Appropriate Box if a Member of a Group
                                                                 (a)  [   ]
                                                                 (b)  [ X ]
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     (3)      SEC Use Only

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     (4)      Source of Funds

              WC
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     (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                             [    ]

- --------------------------------------------------------------------------------
     (6)      Citizenship or Place of Organization

              Minnesota
- --------------------------------------------------------------------------------
Number of     (7)   Sole Voting Power             235,000     shares
Shares Bene-  -----------------------------------------------------------------
 ficially     (8)   Shared Voting Power              -0-      shares
Owned by      -----------------------------------------------------------------
Each Report-  (9)   Sole Dispositive Power        235,000     shares
 ing Person   ------------------------------------------------------------------
  With         (10) Shared Dispositive Power         -0-      shares

- --------------------------------------------------------------------------------
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              235,000    shares
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     (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [      ]
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     (13)     Percent of Class Represented by Amount in Row (11)
                                  5.78%
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     (14)     Type of Reporting Person (See Instructions)


              PN

                                Page 2 of 4 Pages
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ITEM 1.   SECURITY AND ISSUER

               The class of equity securities to which this statement relates is the common stock, par value $ .01 per share ( the "Common Stock"), of MedAmicus, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 15301 Highway 55 West, Plymouth, Minnesota 55447.

ITEM 2.   IDENTITY AND BACKGROUND

               (a) - (c). This statement is being filed by Okabena Partnership K, a Minnesota general partnership. Its principal business is investment. Okabena Investment Services, Inc., a Minnesota corporation, is the corporate managing partner of the Reporting Person and its principal business is to provide investment and administrative services. Their principal offices are located at 5140 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-4139.



               (d) and (e). During the last five years, no Reporting Person and no person listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f)  U.S.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


          Working capital


ITEM 4.   PURPOSE OF TRANSACTION

          For investment


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).
               (c). The Reporting Person acquired 235,000 shares of Common Stock on May 13, 1996 at a price of $3.00 per share in a private placement through Summit Investment Corporation, Mingh, MN as agent

                               Page 3 of  4 Pages
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH
          RESPECT TO THE SECURITIES OF THE ISSUER

               None


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS


          Exhibit A -- General Partners of the Reporting Person



                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:     May 23, 1996        OKABENA PARTNERSHIP K  by
                              OKABENA INVESTMENT SERVICES, INC.,
                              its Managing Partner


                              By: /s/ Gary S. Kohler
                                  -----------------------------
                                  Its:  Vice President


                               Page 4 of  4 Pages
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                                    EXHIBIT A


ITEM 2. IDENTITY AND BACKGROUND

     Set forth below is a list of the partners of Okabena Partnershp K and their respective occupations. The business address for each partner is c/o Okabena Company, 5140 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402-4139. The answer to Item 2(d) and (e) for each partner is negative. Each partner who is a natural person is a United States citizen.

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     NAME OF PARTNER                                 OCCUPATION
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1.   Orchard Trust U/A 5-27-70 LJD, END, RJD,        N/A
     JWD Trustees
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2.   DCD Marital Elect. Inc. Trust                   N/A
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3.   Edward N. Dayton Revocable Trust                Private Investor
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4.   Edward N. Dayton Exemption Trust                 N/A
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5.   Sherry Ann Dayton                               Private Investor
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6.   Christopher B. Dayton Rev. Tr.                  Private Investor
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7.   End Trust for Christopher                       N/A
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8.   Christopher B. Dayton Excl. Tr.                 N/A
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9.   Martha B. Dayton Revocable Tr.                  N/A
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10.  End Trust for Martha                            N/A
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11.  Martha B. Dayton Exclusion Tr.                  N/A
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12.  Michael K. Dayton Revocable Tr.                 Private Investor
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13.  End Trust for Michael                           N/A
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14.  Michael K. Dayton Exclusion Tr.                 N/A
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15.  Robert J. Dayton Revocable Tr.                  Chief Executive Officer
                                                    (Private Investment Company)
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16.  Robert J. Dayton Trust                          N/A
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17.  Robert J. Dayton Exemption Tr.                  N/A
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18.  Joan L. Dayton Revocable Tr.                    Private Investor
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- -------------------------------------------------------------------------------
     NAME OF PARTNER                                 OCCUPATION
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19.  James G. Dayton                                 Architect
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20.  RJD Trust for James                             N/A
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21.  James G. Dayton Exclusion Tr.                   N/A
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22.  Tobin J. Dayton                                 Environmentalist
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23.  RJD Trust for Tobin                             N/A
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24.  TJD Exclusion Trust                             N/A
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25.  Mae F. Dayton                                   Research Development
                                                     Director
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26.  Scott N. Dayton                                 Retailer
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27.  RJD Trust for Scott                             N/A
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28.  Scott N. Dayton Exclusion Tr.                   N/A
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29.  John W. Dayton Exemption Trust                  N/A
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30.  Chadwick L. Dayton                              Student
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31.  Chadwick L. Dayton Trust                        N/A
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32.  Chadwick L. Dayton Exclus. Tr.                  N/A
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33.  Whitney L. Dayton                               Student
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34.  Whitney Loher Dayton Trust                      N/A
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35.  Whitney L. Dayton Exclusion Tr.                 N/A
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36.  Virginia Y. Dayton Revoc. Tr.                   Private Investor
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37.  Virginia Y. Dayton Term. Trust                  N/A
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38.  Mark B. Dayton                                  State Auditor
                                                     State of Minnesota
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39.  Brandt N. Dayton                                President, Brandt N. Dayton
                                                     & Co. (Art Dealer)
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40.  BND 1978 Family Trust                           N/A
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41.  BBD 1966 Trust for BND                          N/A
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42.  Christian B. Dayton                             Therapist
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                                    2
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     NAME OF PARTNER                                 OCCUPATION
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43.  Marina B. Dayton                                Minor
- -------------------------------------------------------------------------------
44.  Marina Bliss Dayton Trust                       N/A
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45.  Alexander B. Dayton                             Minor
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46.  Alexander B. Dayton Trust                       N/A
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47.  Lucy B. Dayton                                  Veterinarian
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48.  LBD 1985 Family Trust                           N/A
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49.  BBD 1966 Trust for LBD                          N/A
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50.  Lucy B. Dayton 1990 Term Trust                  N/A
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51.  Margaret Bliss O'Keefe                          Minor
- -------------------------------------------------------------------------------
52.  Margaret Bliss O'Keefe Trust                    N/A
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53.  Angus Dayton O'Keefe Trust                      N/A
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54.  Catherine Greer O'Keefe Trust                   N/A
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55.  Anne D. Buxton                                  Artist
- -------------------------------------------------------------------------------
56.  BBD Trust for ADB                               N/A
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57.  ADB & RMB Term Trust                            N/A
- -------------------------------------------------------------------------------
58.  Nicholas Sherman Buxton Trust                   N/A
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59.  Henry M. Buxton Irrev. Trust                    N/A
- -------------------------------------------------------------------------------
60.  Wallace C. Dayton Revocable Tr.                 Private Investor
- -------------------------------------------------------------------------------
61.  WCD 1978 Grandchildren's Trust                  N/A
- -------------------------------------------------------------------------------
62.  Mary Lee Dayton Revocable Tr.                   Private Investor
- -------------------------------------------------------------------------------
63.  Sally D. Clement Revocable Tr.                  Therapist
- -------------------------------------------------------------------------------
64.  1983 SDC Children's Trust                       N/A
- -------------------------------------------------------------------------------
65.  SDC-SMC 1985 Char. Term Trust                   N/A
- -------------------------------------------------------------------------------
66.  Stephen M. Clement III                          Educator
- -------------------------------------------------------------------------------
67.  Theodore D. Clement                             Minor
- -------------------------------------------------------------------------------

                                    3
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- -------------------------------------------------------------------------------
     NAME OF PARTNER                                 OCCUPATION
- -------------------------------------------------------------------------------
68.  Theodore D. Clement Trust                       N/A
- -------------------------------------------------------------------------------
69.  Theodore D. Clement Exclus. Tr.                 N/A
- -------------------------------------------------------------------------------
70.  Winston W. Clement                              Minor
- -------------------------------------------------------------------------------
71.  Winston W. Clement Trust                        N/A
- -------------------------------------------------------------------------------
72.  Winston W. Clement Exclus. Tr.                  N/A
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73.  Ellen D. Sturgis Revocable Tr.                  Private Investor
- -------------------------------------------------------------------------------
74.  EDS 1978 Family Trust                           N/A
- -------------------------------------------------------------------------------
75.  Ellen 1985 Char. Term Trust                     N/A
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76.  Sheldon S. Sturgis Revoc. Tr.                   President, ESCO Industries
- -------------------------------------------------------------------------------
77.  Matthew D. Sturgis                              Minor
- -------------------------------------------------------------------------------
78.  Matthew D. Sturgis Trust                        N/A
- -------------------------------------------------------------------------------
79.  Matthew D. Sturgis Exclus. Tr.                  N/A
- -------------------------------------------------------------------------------
80.  Katherine L. Sturgis                            Private Investor
- -------------------------------------------------------------------------------
81.  Katherine L. Sturgis Trust                      N/A
- -------------------------------------------------------------------------------
82.  Katherine L. Sturgis Excl. Tr.                  N/A
- -------------------------------------------------------------------------------
83.  Rosamond G. Sturgis                             Minor
- -------------------------------------------------------------------------------
84.  Rosamond G. Sturgis Trust                       N/A
- -------------------------------------------------------------------------------
85.  Rosamond G. Sturgis Excl. Tr.                   N/A
- -------------------------------------------------------------------------------
86.  Katherine D. Nielsen Revoc. Tr.                 Private Investor
- -------------------------------------------------------------------------------
87.  KDN 1980 Family Trust                           N/A
- -------------------------------------------------------------------------------
88.  Katherine 1984 Char. Term Trust                 N/A
- -------------------------------------------------------------------------------
89.  Stuart A. Nielsen                               Artist
- -------------------------------------------------------------------------------
90.  Samuel D. Richardson                            Minor
- -------------------------------------------------------------------------------
91.  Samuel D. Richardson Trust                      N/A
- -------------------------------------------------------------------------------
92.  Samuel D. Richardson Excl. Tr.                  N/A
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                                    4
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     NAME OF PARTNER                                 OCCUPATION
- -------------------------------------------------------------------------------
93.  Olivia Maren Nielsen                            Minor
- -------------------------------------------------------------------------------
94.  Olivia M. Nielsen Irrev. Trust                  N/A
- -------------------------------------------------------------------------------
95.  Elizabeth D. Dovydenas                          Private Investor
- -------------------------------------------------------------------------------
96.  EDD 1980 Family Trust                           N/A
- -------------------------------------------------------------------------------
97.  John D. Dovydenas                               Minor
- -------------------------------------------------------------------------------
98.  John D. Dovydenas Exclusion Tr.                 N/A
- -------------------------------------------------------------------------------
99.  Elena L. Dovydenas                              Minor
- -------------------------------------------------------------------------------
100. Elena L. Dovydenas Exclus. Tr.                  N/A
- -------------------------------------------------------------------------------
101. K.N. Dayton Recovable Trust                     Private Investor
- -------------------------------------------------------------------------------
102. 1983 Oakleaf Trust U/A 11-1-83                  N/A
- -------------------------------------------------------------------------------
103. Julia W. Dayton Revocable Tr.                   Private Investor
- -------------------------------------------------------------------------------
104. C.J. Winton Trust U/A 8-1-35                    N/A
- -------------------------------------------------------------------------------
105. Judson M. Dayton Revocable Tr.                  Private Investor
- -------------------------------------------------------------------------------
106. JMD 1985 Family Trust                           N/A
- -------------------------------------------------------------------------------
107. KND 1966 Trust for C&D                          N/A
- -------------------------------------------------------------------------------
108. JMD 1985 Charitable Term Trust                  N/A
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109. EJD 1988 Term Trust                             N/A
- -------------------------------------------------------------------------------
110. Caroline Avery Dayton                           Minor
- -------------------------------------------------------------------------------
111. Caroline Avery Dayton Trust                     N/A
- -------------------------------------------------------------------------------
112. Caroline A. Dayton Exclus. Tr.                  N/A
- -------------------------------------------------------------------------------
113. Davis Winton Dayton Trust                       N/A
- -------------------------------------------------------------------------------
114. Davis W. Dayton Exclusion Tr.                   N/A
- -------------------------------------------------------------------------------
115. Duncan N. Dayton Revocable Tr.                  Real Estate Developer
- -------------------------------------------------------------------------------
116. DND 1990 Family Trust                           N/A
- -------------------------------------------------------------------------------
117. KND 1966 Trust for DND                          N/A
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                                    5
- -------------------------------------------------------------------------------
     NAME OF PARTNER                                 OCCUPATION
- -------------------------------------------------------------------------------
118. Duncan N. Dayton Term Trust                     N/A
- -------------------------------------------------------------------------------
119. Katharine L. Kelly Revoc. Tr.                   Private Investor
- -------------------------------------------------------------------------------
120. Douglas J. Dayton Revocable Trust               President, Dade, Inc.
                                                     (Medical Technology)
- -------------------------------------------------------------------------------
121. David D. Dayton Revocable Tr.                   Engineer, MTS Systems
                                                     (Engineering Firm)
- -------------------------------------------------------------------------------
122. Newton Family Trust                             N/A
- -------------------------------------------------------------------------------
123. Newton Term Trust                               N/A
- -------------------------------------------------------------------------------
124. Vanessa D. Dayton Revocable Trust               Pathologist
- -------------------------------------------------------------------------------
125. Isaac N. Dayton Irrev. Trust                    N/A
- -------------------------------------------------------------------------------
126. Caleb F. Dayton Irrev. Trust                    N/A
- -------------------------------------------------------------------------------
127. Steven J. Melander-Dayton Rev.                  Private Investor
- -------------------------------------------------------------------------------
128. SJMD 1985 Family Trust                          N/A
- -------------------------------------------------------------------------------
129. SJMD 1985 Char. Term Trust                      N/A
- -------------------------------------------------------------------------------
130. A.M. Melander-Dayton Trust                      N/A
- -------------------------------------------------------------------------------
131. D.J. Melander-Dayton Trust                      N/A
- -------------------------------------------------------------------------------
132. Jaclyn Melander Irrev. Trust                    N/A
- -------------------------------------------------------------------------------
133. Allison Melander Irrev. Trust                   N/A
- ------------------------------------------------------------------------------
134. Bruce C. Dayton Revocable Tr.                   Chef
- -------------------------------------------------------------------------------
135. Pamela W. Ritz                                  Private Investor
- -------------------------------------------------------------------------------
136. Margot S. Ritz Irrev. Trust                     N/A
- -------------------------------------------------------------------------------
137. Charlotte A. Ritz Irrev. Trust                  N/A
- -------------------------------------------------------------------------------
138. Nicholas J. Braun Irrev. Trust                  N/A
- -------------------------------------------------------------------------------
139. Christopher D. Braun Ir. Trust                  N/A
- -------------------------------------------------------------------------------
140. Deeann L. Thompson                              Specialty Retailer
- -------------------------------------------------------------------------------
141. Bruce C. Lueck                                  President and Sole Director
                                                     Okabena Investment
                                                     Services, Inc.
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                                    6

- -------------------------------------------------------------------------------
     NAME OF PARTNER                                 OCCUPATION
- -------------------------------------------------------------------------------
142. Bruce C. Lueck - Service Ptnr.                  President and Sole
                                                     Director
                                                     Okabena Investment
                                                     Services, Inc.
- ------------------------------------------------------------------------------
143. Gary S. Kohler                                  Vice-President
                                                     Okabena Investment
                                                     Services, Inc.
- -------------------------------------------------------------------------------
144. Gary S. Kohler - Service Partner                Vice-President
                                                     Okabena Investment
                                                     Services, Inc.
- -------------------------------------------------------------------------------
145. GND 1936 Trust for DCD                          N/A
- -------------------------------------------------------------------------------
146. DCD Trust Under Will                            N/A
- -------------------------------------------------------------------------------
147. DCD 1966 Charitable Trust                       N/A
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148. DCD 1967 Charitable Trust                       N/A
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149. Edward N. Dayton Term Trust                     N/A
- -------------------------------------------------------------------------------
150. Robert J. Dayton Term Trust                     N/A
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151. John W. Dayton Term Trust                       N/A
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152. GBD Trust for BBD                               N/A
- -------------------------------------------------------------------------------

153. GND 1936 Trust for WCD                          N/A
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154. GND 1950 Trust for WCD                          N/A
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155. GBD Trust for WCD                               N/A
- -------------------------------------------------------------------------------
156. SDC 1986 Term Trust                             N/A
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157. SDC 1988 Term Trust                             N/A
- -------------------------------------------------------------------------------
158. John D. Dovydenas Trust                         N/A
- -------------------------------------------------------------------------------
159. Liudas Dovydenas Tr. for John                   N/A
- -------------------------------------------------------------------------------
160. Elena L. Dovydenas Trust                        N/A
- -------------------------------------------------------------------------------
161. Liudas Dovydenas Tr. for Elena                  N/A
- -------------------------------------------------------------------------------
162. GND 1936 Trust for KND                          N/A
- -------------------------------------------------------------------------------
163. GND 1950 Trust for KND                          N/A
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164. GBD Trust for KND                               N/A
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165. GND 1936 Trust for DJD                          N/A
- -------------------------------------------------------------------------------

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     NAME OF PARTNER                                 OCCUPATION
- -------------------------------------------------------------------------------
166. GND 1950 Trust for DJD                          N/A
- -------------------------------------------------------------------------------
167. GBD Trust for DJD                               N/A
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168. DJD '68 Char. Trust for I&C                     N/A
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169. DJD '69 Char. Trust for I&C                     N/A
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170. DJD '68 Trust for A&D                           N/A
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171. DJD '69 Char. Trust for A&D                     N/A
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172. DJD '68 Char. Trust for BDC                     N/A
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173. DJD '69 Char. Trust for BCD                     N/A
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174. Okabena Investment Services, Inc.               N/A
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                                    8